
October 9, 2007

Mr. Joseph M. Ramos, Jr.
Chief Financial Officer, Siebert Financial Corp.
885 Third Avenue
New York, NY 10022

    Re: Siebert Financial Corp.
              Form 10-K for the year ended December 31, 2006
              File No. 0-5703

Dear Mr. Ramos:

We have reviewed your response to our letter dated September 20, 2007 and have the following comments. We ask that you respond by October 23, 2007.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statement of Income, page F-3

1. We note your response to comment 2 in our letter dated September 20, 2007. We note that you continue to believe income from equity investees should be presented within revenues as Rule 5-03.13 of Regulation S-X provides for flexibility in the position of income from equity investees and does not specifically prohibit this line item from being shown as revenues. As previously referenced, Section XI.B. of the March 11, 2003 meeting minutes of the SEC Regulations Committee notes that Regulation S-X allows equity income of investees to be included within operating income, but not within revenues. Further, we note your secondary suggestion to present income from equity investees between revenue and expenses and include a subtotal of revenues and equity in investees earnings. Based on your response letter, it appears your equity method investees are integral to your operations. However, based on the guidance in Rule 5-03.13 of Regulation S-X, a more appropriate location for income from equity method investees integral to your operations would be after the expenses subtotal. Please revise your consolidated statements of income presentation accordingly in future filings.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Tracey Houser, Staff Accountant, at (202) 551-3736 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief